UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

36113B 400

(CUSIP Number)

Apptix ASA

Nesoyveien 4,

1396 Billingstad, Norway

ATTN: Johan Lindqvist

+46 733 55 09 35

With a Copy to :

Eric Wechselblatt

Holland & Knight LLP

1650 Tysons Boulevard, Suite 1700

Tysons, VA 22102

(703) 720-8610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36113B 400	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apptix ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,926 shares of Common stock, par value $0.01 per share (“Common Stock”)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,697,926 shares of Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,926 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.04% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 22,412,403 shares of Common Stock issued and outstanding as of May 5, 2017, as reported by the Issuer on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2017.

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on March 24, 2017 (the “Original Schedule 13D”, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by Apptix ASA (“Apptix”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fusion Telecommunications International Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

Apptix received the securities covered by this statement pursuant to that certain Stock Purchase Agreement, dated November 14, 2016, by and among Apptix, the Issuer and Fusion NBS Acquisition Corp. (“FNAC”), a subsidiary of the Issuer (the “Stock Purchase Agreement”). Under the terms of the Stock Purchase Agreement, FNAC acquired all of the issued and outstanding capital stock of Apptix, Inc., a wholly-owned subsidiary of Apptix, in exchange for (i) 2,997,926 newly issued shares of Issuer’s Common Stock (the “Shares”) and (ii) $22,963,484.32 in cash (the “Exchange Transaction”).

On November 14, 2016, Apptix entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed, on or prior to August 14, 2017, at its expense (i) to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) to register resale of the Common Stock on behalf of Apptix (and, if applicable, distribution of the Common Stock to the shareholders of Apptix), (ii) to cause the registration statement to become effective no more than 90 days following the date it is filed (120 days under certain circumstances), and (iii) to maintain the effectiveness of the registration statement for up to two years. Notwithstanding the foregoing, Apptix has agreed under the Stock Purchase Agreement to use its commercially reasonable efforts to obtain a lock up agreement, on or prior to distribution of any Common Stock to its shareholders, from each shareholder that will receive two percent (2%) or more of the Common Stock to be distributed to Apptix’s shareholders, under which such shareholders would agree not to sell any such Common Stock prior to November 14, 2017.

On August 10, 2017, Apptix entered into a settlement agreement with FNAC (the “Settlement Agreement”), in connection with a pending lawsuit the U.S. District Court for the Southern District of New York styled as Fusion NBS Acquisition Corp. v. Apptix, ASA, et al, Case No. 17-CV 3206 (RJS) (the “Lawsuit”). Pursuant to the terms of the Settlement Agreement, in exchange for a final stipulation of dismissal with prejudice of the Lawsuit by FNAC, Apptix agreed: (i) to pay to FNAC the sum of $150,000 within 5 days of execution of the Settlement Agreement (the “Closing Date”), (ii) that the date by which the Issuer is required to file the registration statement contemplated by the Registration Rights Agreement, be extended until December 15, 2017 and (iii) to effectuate the assignment or transfer to FNAC of 300,000 of the Shares (the “Transferred Shares”) held by Apptix (the “Transfer”) on the Closing Date. The issuer’s transfer agent accepted the tender of the Transferred Shares on August 10, 2017. Following the Transfer, Apptix holds 2,697,926 Shares of the Issuer (the “Remaining Shares”). The summary of the Transfer herein is qualified in its entirety by reference to the Settlement Agreement, a copy of which is attached as Exhibit 3.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The purpose of the Exchange Transaction was to effectuate the acquisition of Apptix, Inc. by FNAC. The acquisition of the Issuer’s Common Stock by Apptix was done solely in conjunction with such acquisition.

The Transfer of the Shares under the Settlement Agreement to FNAC was consummated in connection with the settlement of the Lawsuit.

Apptix intends to hold the Remaining Shares until at least November 14, 2017 until the trading restrictions are removed and then present a plan to its shareholders for disposal of the Shares it holds at such time.

References to, and descriptions of, the Settlement Agreement set forth herein are qualified in their entirety by reference to the copies of the Settlement Agreement, a copy of which is filed as Exhibit 3.

Except as stated above, Apptix does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Apptix may be deemed to be the beneficial owner of 2,697,926 shares of Common Stock, constituting approximately 12.04% of the total issued and outstanding shares of Common Stock of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 12, 2017.

(b) Apptix has sole voting and dispositive power over the shares.

(c) To the knowledge of Apptix, there have been no other transactions in the Issuer’s Common Stock during the past 60 days by the applicable persons.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The description of the Settlement Agreement provided in Item 5 is hereby incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits.

Item 6 is hereby amended and restated as follows:

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 10, 2017

APPTIX ASA

By:	/s/ Johan Lindqvist
Name:	Johan Lindqvist
Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit 1	Stock Purchase and Sale Agreement, dated November 14, 2016, by and between Fusion NBS Acquisition Corp.; Fusion Telecommunications International, Inc., and Apptix, ASA (incorporated by reference to Exhibit 10.3.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2016).

Exhibit 2	Registration Rights Agreement, dated November 14, 2016, by and between Fusion Telecommunications International, Inc. and Apptix, ASA (incorporated by reference to Exhibit 10.3.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 18, 2016).

Exhibit 3	Settlement Agreement, effective as of August 10, 2017, by between Fusion NBS Acquisition Corp., a Delaware corporation and Apptix, ASA, and the Individual Defendants named therein.